

March 2, 2015

<u>Via E-mail</u>
Rufat Abiasov
Chief Executive Officer
KVintess F&DI Holdings Corp.
Baumana St., 62
Kazan, Russia

> **Re: KVintess F&DI Holdings Corp.**
> **Amendment No. 2 to Form 10**
> **Filed February 20, 2015**
> **File No. 000-55317**

Dear Mr. Abiasov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 25</u>

1. We note your response to comment 5 in our February 10, 2015 letter. Please revise to clarify, if true, that affiliates may currently sell 6 million shares of common stock. The revised disclosure refers to 600,000 shares.

<u>Exhibit 10.2</u>

2. Please provide an English translation of the information contained in Appendix 2. See Exchange Act Rule 12b-12(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kim McManus at 202-551-3215 or me at 202-551-3780 with any questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director